Part II - Adverse Claims or Challenges against Title [s. 7.1(c)]

Possible Defects of Title

The following summarizes the problems identified by the title work of Greg Ekins dated January 15th, 2007. For complete detail please refer to “Mineral Lands Title Review - Elko County, Nevada and Box Elder County, Utah - Prepared for Lexam Exploration (U.S.A.), Inc.”

1) The Bargain and Sale deed of March 23, 1945 and recorded in Book 53, Page 186. Conveyed lands of The Utah Construction Company to Wilkins and Wunderlich. This deed does not contain a list of properties to be conveyed. It warrants that all of The Utah Construction Company property holdings as of that date are being conveyed to Wilkins and Wunderlich et al, et ux. It also declares that it will provide deeds as requested in accordance with the judgment of prudent legal counsel. This lack of detailed listing of the properties conveyed effectively clouds an abstract of title and a chain of title.

2) The three Special Warranty Deeds from Baca Minerals, Inc. to Aberford Minerals, Inc. contain errors, omissions and do not totally conform to the Exploration Agreement (contract) recorded 4/30/1990. The duties implied in a Special Warranty Deed in conjunction with the Exploration Agreement should be examined for the possible issuance of further deeds to cure these errors and omissions.

3) Ramon Yriondo purchased lands through deed recorded on 12/11/1920 in book 38 page 580 including all of Sections 23, 25, 27, and 35 in Township 41 North Range 67 East. There are no deeds of record for a conveyance from him. The deed states that he resided in Boise, Ada County, Idaho in 1920. City directories for Boise and Ada County and death records could be examined to locate his heirs to determine ownership.

4) Gold Note" and “86” Millsites

The surface estate of the two 5 acre millsites is questionable as too ownership, especially when the following facts are examined.

* The Agreement between Baca Minerals, Inc. and Aberford Minerals (U.S.), Inc. dated May 27, 1987 and recorded on April 30, 1990 agreed to convey the “real estate” known as Gold Note and 86 millsites. The agreement survives to this day with a Further Assurances provision in paragraph 14.4 and length of the agreement provisions specified in paragraph 14.7 which continue for a minimum of 20 years from date of this letter.

* Mineral Deed from Mesquite Land Company to AZL Minerals, Inc. recorded on July 27, 1978 conveys the “real estate” known as Gold Note and 86 millsites and has been recognized by the Elko County Assessor as a “vesting” document conveying the two millsites to Aberford, Inc., later known as AZL Minerals, Inc. Real estate taxes for the surface of the two five acre millsites parcels have continued in the AZL Minerals, Inc. name through 2006 for a period of over 28 years.

* The surface estate of the two 5 acre millsites and two 40 acre parcels was previously conveyed by Mesquite Land Co. to Nevis Industries, Inc. by Grant, Bargain and Sale deed recorded on January 31, 1980. The surface title chain of the two 5 acre millsites and two 40 acre parcels from Nevis Industries, Inc. was conveyed to Robert I. Cowles Real Estate, Inc. by deed recorded on August 27,1980. Surface Title for the 4 parcels was then conveyed to Lands of Sierra, Inc. by deed recorded on February 13, 1981. Lands of Sierra, Inc. transferred a large tract conveyance by deed recorded on April 7,1994, however they omitted the surface of two millsites from this conveyance to Walker - Winecup - Gamble, Inc. This was possibly an over site since they probably never received a real estate tax bill! It is interesting to note that the “86” millsite contains a natural spring known as Indian Springs with registry number of 3291. Water rights to this spring were in fact deeded to Walker - Winecup - Gamble, Inc. The extent of the use of this spring is unknown to us. Settlement of the ownership of the surface estate at the two 40 acre parcels properly rests with Walker-Winecup-Gamble Inc and is not in question. While the “Exploration agreement” of May 27, 1987 conveyed the surface estate, the special warranty deed did not. Therefore we feel that pursuit of the surface rights of the two 40 acre parcels is without merit. The assertion of a claim of ownership to the surface of the two 40 acre parcels is doubtful considering the payment of real estate taxes was by others than AZL Minerals, Inc. and conveyance occurred by deed to Walker - Winecup - Gamble, Inc. Settlement of the ownership of the surface estate at the two millsites could proceed in some of the following ways.

* A claim of adverse possession by Lexam Explorations, Inc. as successor in interest to AZL Minerals, Inc. could be asserted by court action based upon payment of real estate taxes and “vesting document” recognition by Elko County.

* A suit to “quiet title” could be filed to have the court of jurisdiction settle the issue which would involve Lands of Sierra, Inc. and Walker - Winecup - Gamble, Inc. at a minimum. Walker - Winecup - Gamble, Inc. would probable assert rights of actual possession and use by virtue of ownership of the water rights to Indian Springs on the “86” of the millsite.

* A claim and demand could be made to Baca Minerals, Inc. to warrant and defend the contractual Agreement dated May 27, 1987 and recorded on April 30, 1990 and subsequent Special Warranty Deed to approach Lands of Sierra, Inc. and purchase the surface estate of the two millsites for the benefit of and conveyance to Lexam Explorations, Inc. This approach may be the most desirable considering the cost and risk involved in the other options. Lands of Sierra, Inc. probably does not realize that title to the surface on these parcels rests in their name.

The cost benefit analysis will be the ultimate determining factor concerning the assertion of surface rights on these two five acre parcels. The value of these two surface parcels is small for any objective and uninterested third party. The surface has value to Lexam and Galway for the possible future placement of buildings, equipment storage, etc. tied to the proposed infrastructure of Galway’s Tungsten mine.